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November 13, 2006
VIA EDGAR TRANSMISSION, FACSIMILE AND FEDERAL EXPRESS
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Peggy A. Fisher, Assistant Director
Timothy L. Buchmiller, Attorney-Advisor
Kevin Kuhar, Staff Accountant
Angela Crane, Staff Accountant

Re:	Mellanox Technologies, Ltd.
Registration Statement on Form S-1, filed September 28, 2006
File No. 333-137659
Ladies and Gentlemen:
     On behalf of Mellanox Technologies, Ltd. (“Mellanox” or the “Company”), we confirm receipt of the letter dated October 24, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Mellanox, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Mellanox’s responses follow each of the Staff’s comments.
     Simultaneously with the filing of this letter, Mellanox is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates Mellanox’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1, which is specifically marked to show changes made to the Registration Statement, are being submitted to the Staff via overnight courier.
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

United States Securities and Exchange Commission
November 13, 2006

     Mellanox confirms that any preliminary prospectus it circulates will include all non-Rule 430A information and acknowledges the Staff’s comment.
2.	Please provide us with copies of the industry reports you cite in your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.
     In response to the Staff’s comment, Mellanox has supplementally provided the Staff with an indexed binder that contains the industry reports cited in the Registration Statement, with the specific statements highlighted for the Staff’s ease of reference. None of these reports were prepared specifically for inclusion in the Registration Statement.
     Mellanox supplementally advises the Staff that it has sponsored one report cited in the Registration Statement, which was prepared by IDC at Mellanox’s request and for a fee. Data from this report is cited in the following statement on page 46 of Amendment No. 1: “According to data provided to us by IDC, we believe that of the 7.7 million servers that will ship to the entire server market in 2006, approximately 4% will integrate InfiniBand products. Further, based on the IDC data, we estimate that from 2006 to 2010, usage of InfiniBand in servers will increase at a 40% compound annual growth rate, resulting in over 1.1 million InfiniBand servers in 2010, or approximately 10% of the projected total number of servers that are expected to ship in that year.” Mellanox has obtained the approval of IDC to the use of its name and the data provided in the Mellanox-sponsored report. Because this report was prepared by an industry research firm to assist Mellanox in making estimates, Mellanox does not believe that this data qualifies as a quote from the report of an expert within the meaning of Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K, and therefore Mellanox believes that providing IDC’s consent as an exhibit is not required.
     All other sources of the cited data have not provided consents to Mellanox’s use of their names and data in the Registration Statement. Mellanox respectfully submits that it does not believe such consents are necessary because these reports and studies were not prepared for or on behalf of Mellanox, are generally available to the public without cost (other than a normal subscription fee in the case of other IDC reports cited in the Registration Statement), are widely distributed and quoted in the public domain and were not prepared in contemplation of a securities offering. Accordingly, Mellanox does not believe that the above-referenced statistical data qualifies as a quote from the report of an expert within the meaning of Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K.
3.	Please limit the use of defined abbreviations or acronyms. To the extent that you believe acronyms are necessary, define them in each discussion where you use them. Readers should not have to search through the filing to find the full name for the acronym you create. For example, you identify ASE and TSMC on page 8, but not on page 53.

United States Securities and Exchange Commission
November 13, 2006

     In response to the Staff’s comment, Mellanox has revised its disclosure in Amendment No. 1 to define necessary abbreviations or acronyms in each section wherein Mellanox uses them.
Graphics
4.	We note the depictions of and the end user markets indicated in the bullet points included in the graphics that appear before the outside back cover page of your prospectus. Please either confirm that you have historically received a material portion of your revenues from the end user markets depicted or indicated, or remove the references to and the depictions of those end user markets from your graphics. By way of example only, we note that you do not mention the geosciences end user market in any other location in your prospectus.
     In response to the Staff’s comment, Mellanox has revised its graphics to depict only the enterprise data centers, high-performance computing and embedded end user markets.
Table of Contents
5.	We note that the first sentence in the paragraph appearing before your table of contents cautions investors that they “should rely only on the information contained in this prospectus.” Please consider whether this statement, in its current form, is consistent with your ability to use free writing prospectuses.
     In response to the Staff’s comment, Mellanox has revised the paragraph above the table of contents to the Registration Statement to caution investors that they should rely only on the information contained in the Registration Statement and in any free-writing prospectus that Mellanox may provide.
Prospectus Summary, page 1
6.	Please provide us with support for your disclosure that you are “the leading merchant supplier of field-proven InfiniBand semiconductor products that deliver industry-leading performance and capabilities.” Please disclose in an appropriate location in your prospectus how your products deliver performance or capabilities that exceed the specifications established by the InfiniBand standard.
     Mellanox respectfully advises the Staff that the following industry information and facts support its disclosure that it is “the leading merchant supplier of field-proven InfiniBand semiconductor products that deliver industry-leading performance and capabilities.”
     a. In the article “Which Interface Will Get Traction?” published in the July 7, 2005 edition of EDN, a national computer engineering magazine, author Maury Wright wrote that “Mellanox Technologies is the only true merchant supplier of [InfiniBand] chips.” A copy of this article is supplementally provided in the indexed binder containing industry reports referenced in Mellanox’s response to Comment 2 above.

United States Securities and Exchange Commission
November 13, 2006

     b. Mellanox introduced the first documented InfiniBand merchant silicon products in the market in 2001.
     c. Mellanox is the only company to supply InfiniBand products that support the InfiniBand DDR standard, which supports 20Gb/s and 60Gb/s capabilities.
     d. Based on its consultations with the following major InfiniBand switch OEMs, Mellanox believes it is the only company providing merchant InfiniBand switching silicon solutions to Cisco, SilverStorm (which was recently acquired by QLogic), Voltaire and Flextronics.
     e. Based on its communications with industry analysts and customers, Mellanox believes that the majority of the InfiniBand ports shipped are based on Mellanox silicon products.
     In addition, in response to the Staff’s comment, Mellanox has revised its disclosure on page 1 and related disclosures elsewhere in Amendment No. 1 to qualify the statement that it is “the leading merchant supplier of field-proven InfiniBand semiconductor products that deliver industry-leading performance and capabilities” and related statements as to its belief.
     Mellanox respectfully advises the Staff that it does not believe, and did not intend for the disclosures in the Registration Statement to suggest, that its products deliver performance or capabilities that exceed the specifications established by the InfiniBand standard. Rather, Mellanox intends to communicate that its InfiniBand products are fully compliant with InfiniBand specifications. In response to the Staff’s comment, Mellanox has further clarified this point on pages 45 and 50 of Amendment No. 1 by including disclosures regarding compliance with the InfiniBand standard and testing and certification of its products by the IBTA.
7.	Please include reliable industry data which indicates the current market share of InfiniBand-based products and the size of the relevant markets. For example, we note your disclosure on page 44 that IDC predicts that approximately 4% of the server market will integrate InfiniBand-based products in 2006. In addition, to the extent you have reliable industry data, please disclose the share of the relevant markets that are currently occupied by competing standards such as Gigabit Ethernet, 10 Gigabit Ethernet and Fibre Channel.
     In response to the Staff’s comment, Mellanox has revised the disclosure on page 46 of Amendment No. 1 regarding the growth of InfiniBand’s share of HPC cluster interconnect revenue from 1.7% in 2003 to 17.2% in 2005 to include comparable data for Ethernet’s share of HPC cluster interconnect revenue during the same period. Further, Mellanox has expanded the disclosure on page 46 of Amendment No. 1 to include data reported by IDC that, calculated by revenue, 72% of networked storage solutions are based on Fibre Channel. Due to the early deployment stages of InfiniBand into networked storage applications, Mellanox is not aware of any reliable data regarding InfiniBand products in the networked storage market.
     In addition, Mellanox respectfully advises the Staff that it is not aware of any reliable data regarding the market share of 10 Gigabit Ethernet. Many 10 Gigabit Ethernet port

United States Securities and Exchange Commission
November 13, 2006

shipments are based on switch solutions which are used to aggregate 1 Gigabit Ethernet switches, which do not directly compete with InfiniBand. Moreover, Mellanox believes that, because 10 Gigabit Ethernet was only recently introduced, it is difficult to measure its market share. Accordingly, Mellanox is not aware of any reliable market data regarding the market share of 10 Gigabit Ethernet. As a result, Mellanox is unable to provide a meaningful comparison of the respective market shares of InfiniBand and 10 Gigabit Ethernet.
8.	Please state in this section that your products based on the InfiniBand standard compete against the products of other vendors that are based on other established standards such as Gigabit Ethernet, 10 Gigabit Ethernet and Fibre Channel.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 1 of Amendment No. 1 to disclose that it competes with other providers of semiconductor-based high performance interconnect products based on InfiniBand, Ethernet, Fibre Channel and proprietary technologies.
9.	We note your disclosure that your products are incorporated into the servers produced by the five largest server vendors. Please tell us how you have determined that your products are incorporated into the servers of those vendors.
     In response to the Staff’s comment, Mellanox respectfully advises the Staff that it has determined that Mellanox’s products are incorporated into the servers of IBM, Hewlett-Packard, Dell, Sun Microsystems and Fujitsu-Siemens based on a combination of product announcements and direct feedback received through communications with these server vendors. Examples of these product announcements include the following:
     a. On its website, IBM indicates that it supports Cisco’s InfiniBand-based switches in the IBM Blade Center platform, which Mellanox knows to be based on its switch silicon through its direct communications with IBM;
     b. Hewlett-Packard announced in June 2006 that it is shipping InfiniBand solutions based on Mellanox products in a c-Class blade server;
     c. Dell announced in February 2004 that it supports the InfiniBand-based adapter and switch solutions of Topspin Communications, which was acquired by Cisco, which Mellanox knows to be based on its adapter and switch silicon through its direct communications with Dell;
     d. Sun Microsystems announced in July 2006 that it was shipping InfiniBand ExpressModule adapters provided by Mellanox; and
     e. In January 2004, SilverStorm, which was formerly known as InfiniCon Systems and was recently acquired by QLogic, announced that it was supplying InfiniBand-based switching systems to Fujitsu-Siemens, which Mellanox knows to be based on its switch silicon through its direct communications with Fujitsu-Siemens.

United States Securities and Exchange Commission
November 13, 2006

     Copies of these product announcements are supplementally provided in the indexed binder containing industry reports referenced in Mellanox’s response to Comment 2 above.
10.	Expand the disclosure at the bottom of page two to explain that substantially all of your assets, most of your officers and directors, and most of your employees are located in Israel.
     In response to the Staff’s comment, Mellanox has expanded the disclosure on page 2 of Amendment No. 1 to include additional information regarding the location of the Company’s significant assets, officers, directors and employees.
11.	Please state the name and address of your agent for service of process in the United States.
     In response to the Staff’s comment, Mellanox has included the name and address of its agent for service of process in the United States on page 2 of Amendment No. 1.
The Offering, page 3
12.	We note your disclosure in the third full paragraph on page 79 regarding the expiration dates for your outstanding warrants. From that disclosure, it appears that some of your outstanding warrants may have expired on October 9, 2006 and that all of those warrants will expire upon the closing of your offering. In your fifth bullet point on page 3, and in each other occurrence of similar disclosure, please clarify the status of the expiration of the warrants and update your prospectus to disclose whether any currently outstanding warrants have been or will be exercised prior to the closing of your offering.
     In response to the Staff’s comment, Mellanox has clarified the status of the expiration of the warrants in the fifth bullet point on page 3, and in each other occurrence of similar disclosure in Amendment No. 1. In addition, on pages 24 and 26, Mellanox has disclosed that warrants exercisable for a certain number of ordinary shares have been exercised as of the expiration date and indicated which warrants remain outstanding and eligible for exercise as of such date.
Summary Consolidated Financial Data, page 4
13.	Please revise to remove the “total stock-based compensation expense” caption from the table included as a footnote to your summary consolidated financial data. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.
     In response to the Staff’s comment, Mellanox has removed the “total stock-based compensation expense” caption from the table included as a footnote to the summary consolidated financial data. In accordance with the guidance provided in SAB Topic 14-F, this information is presented in Note 11 to the consolidated financial statements.

United States Securities and Exchange Commission
November 13, 2006

Risk Factors, page 6
We depend on a small number of customers..., page 7
14.	Identify each customer that accounted for 10% or more of revenues for the periods noted. Also disclose which customer ordered fewer products through September 30, 2006, and quantify the decline in revenues as a result.
     In response to the Staff’s comment, Mellanox has identified each customer that accounted for 10% or more of revenues for the periods noted. Mellanox supplementally advises the Staff that only two customers accounted for 10% or more of revenues for the years ended December 31, 2005 and 2004. Mellanox has also disclosed which customer ordered fewer products through September 30, 2006, and has quantified the decline in revenues as a result.
Regional instability in Israel..., page 14
15.	Clarify that substantially all your assets are located in Israel.
     In response to the Staff’s comment, on page 14 of Amendment No. 1, Mellanox has added a disclosure that substantially all of its assets are located in Israel.
It may be difficult..., page 16
16.	Expand to disclose how many of your executive officers and directors are located in the U.S. and how many are in Israel.
     In response to the Staff’s comment, on page 16 of Amendment No. 1, Mellanox has expanded its disclosure to clarify how many of its executive officers and directors are located in the United States and how many are located in Israel.
Provisions of our charter documents or Israeli law..., page 20
17.	Please expand your first bullet point to also disclose that your not having cumulative voting provisions may also contribute to your shareholders’ inability to replace or remove your board of directors.
     In response to the Staff’s comment, Mellanox has revised the first bullet point on page 20 of Amendment No. 1 to disclose that its shareholders will not have cumulative voting. Mellanox supplementally advises the Staff that it no longer intends to implement a staggered board of directors in connection with its initial public offering.
Dilution, page 25
18.	We note your discussion of the further dilution to be experienced by your new investors to the extent your outstanding options or warrants are exercised. Please also explain how the numbers and percentages in the “shares purchased,” “total

United States Securities and Exchange Commission
November 13, 2006

consideration” and “average price per share” columns in your second table would change due to these exercises.
     In response to the Staff’s comment, Mellanox has added a table to page 26 of Amendment No. 1 that is intended to explain how the numbers and percentages in the “shares purchased,” “total consideration” and “average price per share” columns in the second table on page 25 would change due to the exercise of outstanding options and warrants.
19.	Please disclose the dilution to be experienced by your new investors if the underwriters exercise their over-allotment option in full, including the pro forma net tangible book value per share, the increase in net tangible book value per share to your existing stockholders, and the dilution to new investors per share.
     In response to the Staff’s comment, Mellanox has added language to page 25 of Amendment No. 1 to disclose the dilution to be experienced by public offering investors if the underwriters exercise their over-allotment option in full, including the pro forma net tangible book value per share, the increase in net tangible book value per share to Mellanox’s existing shareholders, and the dilution to new investors per share. The pro forma amounts will be added to the disclosure in the preliminary prospectus after the price range has been determined.
Conversion of Series D Preferred Shares, page 26
20.	Please confirm to us that the amount that you will use in the first blank in your second paragraph will be based on the mid-point of the pricing range you include in your preliminary prospectus.
     Mellanox acknowledges the Staff’s comment and confirms that the amount that it will use in the first blank in the second paragraph of this section on page 26 of Amendment No. 1 will be based on the mid-point of the price range that Mellanox includes in its preliminary prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
General, page 29
21.	We note that you have entered into various license, royalty and research and development agreements. These agreements appear to have a material impact on your results of operations and liquidity. Management Discussion and Analysis should describe and quantify the known or expected impact the agreements will have on your financial statements. Specifically:
•	Please revise MD&A to clearly disclose the significant terms of each agreement.

•	Revise to discuss the potential impact upon operating results and cash flows of the agreements, including payment of royalties, grant

United States Securities and Exchange Commission
November 13, 2006

reimbursements or other agreement termination payments, including any contingent payments.

•	Revise to discuss the amounts recorded in the financial statements for these agreements.

•	Revise critical accounting policies to describe your accounting policy for recognizing cost reimbursements under these agreements.
     Mellanox respectfully advises the Staff that the various license, royalty and research and development agreements do not have a material impact on Mellanox’s results of operations and liquidity. Mellanox’s royalty obligations are described on pages F-19-20 of Amendment No. 1. Mellanox supplementally advises the Staff that royalties as a percentage of revenues during the years ended December 31, 2004 and 2005 and year-to-date in 2006 were 2.4%, 2.5% and 1.8%, respectively, and that the percentage of total revenues subject to royalties has steadily declined during the same period. Accordingly, Mellanox respectfully submits that these license, royalty and research and development agreements do not warrant the revised disclosures described in Comment 21.
Comparison of Six Months Ended June 30, 2006..., page 34
Revenues, page 34
22.	Please identify the customer that represented approximately 53% of your revenues in the six months ended June 30, 2005, but 10% of your revenues in the six months ended June 30, 2006. If this customer is Cisco, please also provide management’s analysis of how Cisco’s acquisition of TopSpin Communications, a provider of InfiniBand-based solutions, or Cisco’s other in-house capabilities to provide InfiniBand-based solutions, affected your sales for the periods compared.
     In response to the Staff’s comment, on page 35 of Amendment No. 1, Mellanox has identified the customer that represented approximately 49% of its revenues in the nine months ended September 30, 2005, but approximately 15% of its revenues in the nine months ended September 30, 2006. Mellanox supplementally advises the Staff that the percentage of its revenues attributable to Cisco in each of the first, second and third quarters of 2006 was approximately 9%, 10% and 22%, respectively. In addition, Mellanox has provided management’s analysis of the reasons for this decline on page 35 of Amendment No. 1.
Liquidity and Capital Resources, page 37
23.	Please clarify whether the payments mentioned in the last sentence of the second paragraph of this section are the payments owed to Vitesse that are described under “Intellectual Property” on page 54.
     In response to the Staff’s comment, Mellanox has clarified the disclosure on page 38 of Amendment No. 1 with respect to certain payments owed to Vitesse.

United States Securities and Exchange Commission
November 13, 2006

Contractual Obligations, page 38
24.	We note that you are required to make payments under license, royalty and research and development arrangements. Item 303(a)(5) of Regulation S-K requires the disclosure of known contractual obligations, including other long-term liabilities reflected on your balance sheet under GAAP. Please tell us how your current presentation complies with the guidance in Item 303 of Regulation S-K and FR 67; Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.
     In response to the Staff’s comment, to comply with the guidance in Item 303 of Regulation S-1 and FR 67, Mellanox has added a line item for an obligation on purchase of intangible assets to the tabular presentation of contractual obligations on page 39 of amendment No. 1. This line item represents a contractual payment due to Vitesse Semiconductor Corporation on or before January 31, 2007.
     In addition, Mellanox supplementally advises the Staff that the required payments under license, royalty and research and development arrangements are contingent upon the continued future sales of its products and therefore are not required to be included in the table of contractual obligations pursuant to the guidance in FR 67. Mellanox further supplementally advises the Staff that it has not included a line item for other long-term liabilities in the table of contractual obligations because the other long-term liabilities reflected on its balance sheet are not contractual obligations.
Business, page 41
25.	Please revise your “Business” section to include a more robust comparison of your products, based on the InfiniBand standard, versus the products of your competitors that are based on other existing networking standards, such as 10 Gigabit Ethernet and Fibre Channel. Include in your disclosure a more thorough comparison of these standards based on relevant metrics such as throughput, latency and fault tolerance, etc. To the extent known, please discuss any recent advances in the alternative standards that have closed the gap between those standards and InfiniBand in terms of the relevant metrics.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 45 of Amendment No. 1 to include a more thorough comparison of Myrinet, Fibre Channel and Ethernet based on relevant metrics and a discussion of recent advances in these alternative standards. In addition, on page 47 of Amendment No. 1, Mellanox has added a table comparing bandwidth capabilities of the various high performance interconnect solutions and a disclosure regarding latency of InfiniBand solutions compared to 10 Gigabit Ethernet and Myrinet solutions. While Mellanox is not aware of any reliable third party data regarding fault tolerance, in response to the Staff’s comment, it has included on page 48 of Amendment No. 1 a statement regarding the dependency of determinations of scalability on reliability and fault tolerance capabilities.

United States Securities and Exchange Commission
November 13, 2006

26.	Please include a discussion of any disadvantages of products based on the InfiniBand standard versus products based on the other existing standards which compete against InfiniBand. Disclose whether there is a common certification standard for InfiniBand technology or proven interoperability among the various vendors offering InfiniBand-based products.
     In response to the Staff’s comment, Mellanox has revised its disclosure on pages 45-46 of Amendment No. 1 to include a discussion of potential disadvantages of products based on the InfiniBand standard versus products based on the other existing standards which compete against InfiniBand. In addition, Mellanox has revised its disclosure on page 45 of Amendment No. 1 to include a statement regarding IBTA testing and certification for interoperability and compliance with the InfiniBand standard.
Overview of InfiniBand and OpenFabrics, page 44
27.	We note your disclosure that “products based on the InfiniBand standard are well positioned to become the leading high-performance interconnect solution.” Please provide us with independent, objective support for this disclosure.
     In response to the Staff’s comment and Comment 25, Mellanox has added a table comparing bandwidth capabilities of the various high performance interconnect solutions and a disclosure regarding latency of InfiniBand solutions compared to 10 Gigabit Ethernet and Myrinet solutions on page 47 of Amendment No. 1. Mellanox believes that the bandwidth specifications of InfiniBand as compared to the other high performance interconnect solutions included in this table supports the ability of InfiniBand to become the leading high-performance interconnect solution. In addition, Mellanox’s statement that it believes that products based on the InfiniBand standard are well positioned to become the leading high-performance interconnect solution is based on its interactions with industry experts, general industry knowledge and general feedback it has received from vendors and customers in connection with the development and sale of its products. Mellanox respectfully advises the Staff that the statement is qualified as to the belief of Mellanox.
28.	We note your disclosure that IDC predicts that 4% of the server market in 2006 will integrate InfiniBand products, and that usage of InfiniBand in servers is expected to increase at a 40% compound annual growth rate. Please also disclose the predicted percentage of the server market that will integrate InfiniBand products in 2010.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 46 of Amendment No. 1 to include an estimate based on IDC data that InfiniBand servers will represent approximately 10% of the projected total number of servers that are expected to ship in 2010.
29.	We note the disclosure in the last sentence of the paragraph that ends at the top of page 45. Please clarify, if true, that the shipments of Fibre Channel adapters are representative of the market opportunity for InfiniBand-based storage applications only to the extent that those sales are converted into sales of products based on the InfiniBand standard. Please disclose the market share of the storage systems

United States Securities and Exchange Commission
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market currently held by products based on Fibre Channel and whether vendors of products based on 10 Gigabit Ethernet are also targeting this market.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 46 of Amendment No. 1 to clarify that the shipments of Fibre Channel adapters are representative of the market opportunity for InfiniBand-based storage applications only to the extent that those sales are converted into sales of products based on the InfiniBand standard. Mellanox has also disclosed on page 46 that Fibre Channel-based storage systems represented 72% of the total networked storage system revenues in 2005 according to IDC, and that both 1 Gigabit Ethernet and 10 Gigabit Ethernet also target this market.
Customers, page 51
30.	We note your disclosure that Cisco accounted for approximately 44% of your net revenues for the year ended December 31, 2005 and for approximately 10% of your net revenues for the six months ended June 30, 2006. Please clarify whether Cisco’s ability to provide an in-house InfiniBand-based solution, through its acquisition of Topspin Communications or otherwise, has adversely affected your sales to Cisco for periods subsequent to 2005.
     In response to the Staff’s comment, Mellanox respectfully advises the Staff that it believes Cisco’s acquisition of Topspin Communications did not adversely impact the Company’s ongoing sales to Cisco nor did it provide Cisco with the ability to produce in-house InfiniBand-based semiconductor solutions. Rather, as previously addressed in response to Comment 22, Mellanox primarily attributes the decrease in sales to Cisco to a buildup of inventory at Cisco which occurred in late 2005 and impacted sales to Cisco during the first and second quarters of 2006. The impact of this inventory buildup is reflected by an increase in sales to Cisco as a percentage of Mellanox’s revenues in the first, second and third quarters of 2006 of approximately 9%, 10% and 22%, respectively. Based on the results for the year-to-date, Mellanox does not have reason to believe that Cisco will not remain a significant customer for at least the next several quarters.
     Mellanox also respectfully directs the Staff’s attention to its response to Comment 22.
Requirements Associated with OCS, page 53
31.	Expand to more specifically state whether or not you are in compliance with OCS requirements. For example, does manufacturing by TSMC and ASE comply? If there is a risk that you are not in compliance or have not received the proper consents, expand to discuss how this may affect your manufacturing, operating results and financial condition.
     In response to the Staff’s comment, Mellanox has revised its disclosure on pages 56-57 of Amendment No. 1 to include a statement that the OCS has approved Mellanox’s manufacturing outside of Israel, subject to certain undertakings by Mellanox, and that Mellanox believes such

United States Securities and Exchange Commission
November 13, 2006

manufacturing is in compliance with the terms of its grants applications and applicable provisions of Israeli law.
Employees, page 54
32.	Please disclose here, or in another appropriate location in your prospectus, where the executive officers and significant employees named in your “Management” section are located.
     In response to the Staff’s comment, Mellanox has revised its disclosure in the “Management” section on pages 60-61 of Amendment No. 1 to indicate where the executive officers and significant employees named in this section are located. Mellanox also respectfully directs the Staff’s attention to its response to Comment 10, wherein it has described the revised disclosure on page 2 of Amendment No. 1, which includes additional information regarding the location of the Company’s significant assets, officers, directors and employees.
Intellectual Property, page 54
33.	We note that you have not disclosed the amount of either the royalty or guaranteed minimum payments that you have agreed to make to Vitesse. Please tell us how you have determined that this information would not be material to your investors. In addition, please disclose when you will make the guaranteed minimum payment to Vitesse.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 58 of Amendment No. 1 to include the aggregate amount of the guaranteed payment to Vitesse under the license agreement dated December 16, 2002, as well as the date by which the remaining amount of the payment is due.
     Mellanox respectfully advises the Staff that it is seeking confidential treatment of the royalty rates under its license agreements with Vitesse dated September 10, 2001 and December 16, 2002 for the reasons set forth in its request for confidential treatment.
Management, page 57
34.	Please disclose the business experience of Mr. Gray between July 2004 and December 2004.
     In response to the Staff’s comment, Mellanox supplementally advises the Staff that Mr. Gray was transitioning between professional engagements between July 2004 and December 2004.

United States Securities and Exchange Commission
November 13, 2006

Director Compensation, page 64
35.	We note your disclosure in the third full paragraph that on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase ordinary shares. Please disclose the number of shares that will be included in each such option grant.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 67 of Amendment No. 1 to disclose the number of shares that will be included in the automatic option grants.
Employee Benefit Plans and Change of Control Arrangements, page 67
36.	Please include a description of the material terms and provisions of your 2006 Global Share Incentive Plan and file the plan as an exhibit to your registration statement.
     In response to the Staff’s comment, Mellanox has revised its disclosure on pages 70-72 of Amendment No. 1 to include a description of the material terms and provisions of its 2006 Global Share Incentive Plan, which has been filed as Exhibit 10.10 to Amendment No. 1.
Change of Control Arrangements, page 70
37.	Please state which of your named executive officers located in the United States holds an option which includes an acceleration feature.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 75 of Amendment No. 1 to state which of its named executive officers located in the United States holds an option which includes an acceleration feature.
Principal Shareholders, page 76
38.	Please identify the natural person(s) with voting and investment power over the shares held by Intel Atlantic, Inc. Also disclose whether this entity is affiliated with Intel Corporation.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 82 of Amendment No. 1 to indicate that Intel Atlantic, Inc. is a wholly-owned subsidiary of Intel Corporation, a public company. Accordingly, Intel Corporation has voting and investment power over the shares held by Intel Atlantic, Inc.
39.	Please either expand the disclosure in your table under “Executive Officers and Directors” to include the beneficial ownership of Messrs. Ashuri and Kagan or revise the number of executive officers and directors, as a group, as indicated in the parenthetical in the last row of your table.

United States Securities and Exchange Commission
November 13, 2006

     In response to the Staff’s comment, Mellanox’s interpretation of Item 403 of Regulation S-K is that it requires the registrant to include the beneficial ownership of directors and named executive officers, naming each such individual, and to include the beneficial ownership of directors, named executive officers and other executive officers as a group, without naming them. Accordingly, on page 81 of Amendment No. 1, Mellanox has included each of its directors and named executive officers by name and included the aggregate number of shares beneficially owned by its directors, named executive officers and other executive officers as a group.
40.	Please expand your disclosure in footnote 4 to identify the natural person(s) with voting and investment power over the shares held of record by SITP VIII-Q Liquidating Trust, SITP VIII Liquidating Trust and by Sequoia 1997.
     In response to the Staff’s comment, Mellanox has revised its disclosure in this footnote (now footnote 5) on page 82 of Amendment No. 1 to identify the natural persons with voting and investment power over the shares held of record by SITP VIII-Q Liquidating Trust, SITP VIII Liquidating Trust and Sequoia 1997.
41.	Please expand your disclosure in footnote 5 to identify the holder of record of the shares indicated in clause (iii) of footnote 5.
     In response to the Staff’s comment, Mellanox has revised its disclosure in this footnote (now footnote 6) on page 82 of Amendment No. 1 to identify the holder of record of the shares indicated in clause (iii) of this footnote.
42.	Please identify the natural person(s) with voting and investment power over the shares held by Yigal Arnon & Co.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 83 of Amendment No. 1 to identify the natural persons with voting and investment power over the shares held by Yigal Arnon & Co. as trustee for the individuals identified in footnote 7.
43.	Please clarify the natural person(s) with voting and investment power over the shares held by the record holders named in clauses (i) through (v) of footnote 10.
     In response to the Staff’s comment, Mellanox has revised its disclosure in this footnote (now footnote 12) on page 83 of Amendment No. 1 to clarify the natural persons with voting and investment power over the shares held by the record holders named in clauses (i) through (v) of this footnote.
Description of Authorized Share Capital, page 79
44.	We note the disclosure in the second paragraph that all of your issued and outstanding ordinary shares are “duly authorized, validly issued, fully paid and non-assessable.” This disclosure appears to be the opinion of legal counsel. If so, please revise your disclosure to indicate on whose opinion you have relied in making this disclosure and file all required consents.

United States Securities and Exchange Commission
November 13, 2006

     In response to the Staff’s comment, Mellanox has revised its disclosure on page 84 of Amendment No. 1 to remove the disclosure that all of its issued and outstanding ordinary shares are “duly authorized, validly issued, fully paid and non-assessable.”
Acquisitions under Israeli Law, page 81
45.	We note the disclosure in the second paragraph that Israeli law treats some acquisitions, particularly stock-for-stock swaps, less favorably than U.S. tax law. Please expand your “Risk Factor” section to include appropriate disclosure regarding these differences.
     In response to the Staff’s comment, Mellanox has revised its disclosure in the risk factor entitled “Provisions of our charter documents or Israeli law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management” on page 20 of Amendment No. 1 to disclose the less favorable treatment under Israeli law of some acquisitions as compared to U.S. tax law.
U.S. Federal Income Tax Considerations, page 89
Passive Foreign Investment Company Considerations, page 91
46.	Clarify how fluctuations in the market price of your ordinary shares may affect the determination of whether you will be considered a PFIC.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 96 of Amendment No. 1 to clarify how fluctuations in the market price of Mellanox’s ordinary shares may affect the determination of whether it will be considered a PFIC.
Financial Statements, page F-1
47.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant’s consent should be included with any amendment to the filing.
     In response to the Staff’s comment, Mellanox supplementally advises the Staff that it intends to comply with Rule 3-12 of Regulation
S-X.
Consolidated Balance Sheets, page F-4
48.	We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.
     In response to the Staff’s comment, Mellanox supplementally advises the Staff that it intends to include completed pro forma data in a future amendment to the Registration Statement.

United States Securities and Exchange Commission
November 13, 2006

Note 2 – Balance Sheet Components, page F-15
Other long-term obligations, page F-17
49.	Please reconcile “other long-term liabilities” as of December 31, 2005 presented on the face of your consolidated balance sheet of $4,097,000 and the $2,505,000 presented in this note.
     In response to the Staff’s comment, Mellanox has revised its disclosure on pages F-4 and F-17 of Amendment No. 1 to reconcile the clerical error in “other long-term liabilities” as of December 31, 2005 presented on the face of its consolidated balance sheet and in Note 2.
50.	We note that “accrued severance payable” exceeds 5% of total liabilities. Please revise to disclose separately on the face of your consolidated balance sheet. Refer to the guidance in Rule 5-02.24 to Regulation S-X.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page F-4 of Amendment No. 1 to disclose separately on the consolidated balance sheet the accrued severance amounts for the applicable periods.
Note 4 – Intangible Assets, page F-17
51.	We note that as of December 31, 2005 and June 30, 2006, you owed approximately $1.6 million and $1.4 million, respectively, to a third party under an intangible asset purchase agreement. Please revise the filing to clearly disclose where these amounts are recorded on your consolidated balance sheets. Also, revise to disclose the significant terms of the license agreement, specifically the amount of royalties due per product sold that you are required to pay.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page F-17 of Amendment No. 1 to disclose where these amounts are recorded on its consolidated balance sheet. Mellanox has further revised this disclosure to include the significant terms of the license agreement, including the structure and timing of the payments under the terms of the license agreement. Mellanox respectfully advises the Staff that it is seeking confidential treatment of the per product royalty rates under this license agreement with Vitesse for the reasons set forth in its request for confidential treatment as filed with the Commission on September 28, 2006.
52.	In this regard, we note the disclosure on page 37, that the $1.4 million license payment is due before December 31, 2006. Please reconcile with page F-17 which states the amounts must be paid by January 31, 2007.
     In response to the Staff’s comment, Mellanox has modified its disclosure on page 38 to clarify that, while the contractual agreement covering the intangible asset ends on December 31, 2006, the payment due date is January 31, 2007.

United States Securities and Exchange Commission
November 13, 2006

Note 5 – Severance, page F-17
53.	Revise to reconcile the disclosure in the note with page 54, which states “Israeli law generally requires severance pay equal to one month’s salary for each year of employment upon the retirement, death or termination without cause of an employee.”
     In response to the Staff’s comment, Mellanox has revised its disclosure in the note on page F-18 of Amendment No. 1 to be consistent with the disclosure (now on page 57) which states “Israeli law generally requires severance pay equal to one month’s salary for each year of employment upon the retirement, death or termination without cause of an employee.”
Note 8 – Commitments and Contingencies, page F-18 Royalty Obligations, page F-19
54.	We note that you are obligated to pay royalties to the Government of Israel on the sale of products from the grants received from the Office of Chief Scientist. Please tell us more about the significant terms of these grants. Explain what you mean when you state (page 17) that if you “fail to comply with any of the conditions imposed by the Office of the Chief Scientist” you may be required to refund any payments previously received together with interest and penalties. Explain over what period or periods these restrictions apply. Explain your accounting in greater detail and demonstrate whether and how it complies with SFAS 68 and SFAS 5. Discuss why you believe accounting for your government-sponsored research and development is appropriate under U.S. GAAP. Refer to paragraph 3 of SFAS 68 in your response.
     In response to the Staff’s comment, Mellanox supplementally advises the Staff of the following:
Significant Terms of OCS Grants
     In general, a recipient of funding from the Office of Chief Scientist of Israel’s Ministry of Industry (“OCS”) must pay the OCS royalties ranging from 3% to 5% until the entire amount of the grant plus interest at LIBOR is repaid. Mellanox is required to pay royalties of 4% of its revenues from sales of certain host channel adapter (HCA) products until 100% of the OCS grants related to such products are repaid. In addition, Mellanox is required to pay royalties to the OCS on sales of certain integrated circuit (IC) products until 120% of the OCS grants related to such products are repaid because, as discussed below, it has received permission to manufacture its IC products outside of Israel.
     Under the terms of the OCS grants, Mellanox cannot transfer to a non-Israeli entity (i) any technology or know-how developed with an OCS grant or (ii) rights related to the manufacture of more than 10% of a product developed with OCS funding, in each case without first obtaining approval from the OCS. In addition, Mellanox must pay to the OCS a portion of the consideration it receives from any such approved transfers of technology or know-how generated from OCS grants. In general, a committee of the OCS is authorized to approve

United States Securities and Exchange Commission
November 13, 2006

transfers of rights to manufacture OCS-supported products to entities outside of Israel only if the transfer is conditioned upon payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the extent of manufacturing to be conducted outside of Israel. The committee has approved the manufacture of Mellanox’s IC products developed with OCS funding outside of Israel, provided that Mellanox pays royalties to the OCS on these products up to 120% of the original grant amount.
     In addition, Mellanox must obtain the consent of the OCS to discontinue an OCS-funded project. If the funded project is discontinued without the approval of the OCS, the OCS is entitled to require Mellanox to return, in whole or in part, the funding it has received, linked to the consumer price index, together with interest. Mellanox supplementally advises the Staff that, to date, it has not discontinued any OCS-funded projects.
Consequences of Failure to Comply with OCS Grant Conditions; Period of Restrictions
     If Mellanox is deemed to have materially failed to meet conditions applicable to the OCS grants, the OCS may require Mellanox to return all or a portion of the grants it has received. The amount of any such repayment would be linked to the consumer price index and would include interest. In addition, failure to comply with the terms of the OCS grants could result in certain penalties to Mellanox and its officers, including fines, denial of further OCS grants or benefits and criminal liability.
     The period of the royalties due on products related to the OCS grants runs until the royalty obligations are fulfilled. All other restrictions, including those applicable to the transfer of technology and transfer of manufacturing rights, do not expire and remain in effect until otherwise terminated by the OCS. Mellanox supplementally advises the Staff that it believes it is currently in full compliance with the conditions of its OCS grants.
Explanation of Accounting
     In response to the Staff’s comment, the following is an explanation of the Company’s accounting and how this accounting complies with SFAS 68 and SFAS 5.
     Grants from the Israeli government were obtained in 2003 and 2004 to help fund research and development on three products. The Company recorded the funds as a reduction of research and development expenses at the time the grants were formally approved. Two of the three products supported by these grants reached commercial viability. As sales of these two products are generated, the Company records a charge to cost to sales within its consolidated statements of operations. No liability is recorded by the Company unless and until revenue is recognized on the underlying product sale.
     Under SFAS 68, an enterprise is required to estimate and record a liability for research and development funding if “the enterprise is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development.” For research and development funding sponsored by the Israeli government, the Company is obligated to repay amounts through royalties only to the extent the government funding leads to revenues on

United States Securities and Exchange Commission
November 13, 2006

commercially-viable products. If the Company’s research and development activities fail to lead to products that generate revenues, the Company does not need to repay the funding. Even in the case of funded products that are generating revenues, if, with the consent of the OCS, the Company were to discontinue sales of these products, the Company would not be required to repay the funding, and, accordingly, no obligation is recorded until related products are shipped.
55.	In this regard, revise to disclose that you are prohibited from transferring the technology developed with these grants outside of Israel and there are also restrictions on manufacturing the product outside of Israel, as discussed in your business section. Revise MD&A to discuss the potential impact upon revenues, operating results and cash flows, your intent to manufacture outside of Israel on some of your grant applications, as discussed on page 53.
     In response to the Staff’s comment, Mellanox has revised its disclosure on pages 31-32 and F-20 of Amendment No. 1 to disclose the restrictions applicable to Mellanox with respect to manufacturing products and transferring technology developed with OCS grants outside of Israel.
     With respect to the potential impact upon revenues, operating results and cash flows of the manufacture of its products outside of Israel, Mellanox has received approval from the OCS to manufacture its IC products outside of Israel, and the only impact of such outside manufacturing is the obligation to repay 120%, as opposed to 100%, of the amount of grants received. Further, Mellanox advises the Staff that Mellanox manufactures all of its HCA products in Israel and has no current intention to manufacture these products outside of Israel. Accordingly, the impact of the manufacture of Mellanox’s IC products outside of Israel upon revenues, operating results and cash flows has been taken into account in the financial information presented.
Note 9 – Mandatorily Redeemable Convertible Preferred Shares and Convertible Preferred Shares, page F-20
56.	To help us better understand your classification and accounting for each class of preferred stock and warrants please address the following:
•	Describe the material terms of all related agreements, such as registration rights agreements, details of adjustable conversion terms or details of all anti-dilution provisions. Include any circumstances that you may be required to pay penalties or can only provide registered shares.

•	Describe how you have accounted for each class of convertible preferred stock and related warrants, including any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.
In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance’s Current

United States Securities and Exchange Commission
November 13, 2006

Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.
     In response to the Staff’s comment, Mellanox respectfully advises the Staff of the following with respect to its outstanding preferred shares, warrants and related agreements:
Material Terms of Related Agreements
     The Company’s Series A, A-1, B, B-1 and C preferred shares have similar key terms and will be treated as a group for purposes of this accounting discussion. The Series D preferred shares have key terms that differ from those of the Series A, A-1, B, B-1 and C preferred shares and require different accounting treatment and consideration. The only warrants issued by the Company are exercisable for ordinary shares; the Company has not issued any warrants issuable for preferred shares. The registration rights, adjustable conversion terms and anti-dilution provisions of each series of preferred shares are set forth in the Amended and Restated Investor Rights Agreement and the Articles of Association of the Company attached as Exhibits 4.4 and 3.1, respectively, to the Registration Statement. The material terms of the Amended and Restated Investor Rights Agreement and the Articles of Association are included in this discussion or the disclosures in the Registration Statement and the notes to the consolidated financial statements as referenced below.
Accounting for Each Series of Preferred Shares and Warrants
Series A, A-1, B, B-1 and C Preferred Shares
     Terms and Classification
     The Company’s Series A, A-1, B, B-1 and C preferred shares are classified as mezzanine level securities. These shares could be redeemed only in a deemed liquidation event which would not be considered to be within the control of the Company. The Company’s Articles of Association define a liquidation as:
(i) any dissolution of the Company, followed by the liquidation and winding up of the Company;
(ii) any liquidation or winding up of the Company as a result of any bankruptcy, reorganization or similar proceedings;
(iii) any foreclosure by creditors of substantially all of the assets of, or equity interests in, the Company; or
(iv) any deemed liquidation, dissolution or winding up of the Company as a result of (a) the sale of all or substantially all of the assets of the Company, or (b) the acquisition of the Company by another entity by means of merger or consolidation resulting in the exchange of the outstanding shares of the Company for securities or consideration issued, or caused to be issued, by the acquiring corporation, or its subsidiary, unless the

United States Securities and Exchange Commission
November 13, 2006

shareholders of the Company immediately prior to such transaction hold at least 50% of voting power of the surviving corporation or its parent in such a transaction.
     The Company interprets clause (iv) of the definition of a liquidation pursuant to its Articles of Association as indicative of a deemed liquidation outside the control of the Company. As described in Note 9 to the consolidated financial statements, the Company’s Articles of Association provide that in the event of a liquidation, including a deemed liquidation described in clause (iv) above, the holders of the Series A, A-1, B, B-1, C and D preferred shares and ordinary shares are entitled to receive amounts per share held plus declared and unpaid dividends thereon in the amounts and priority set forth in the Articles of Association. Because the preferred shareholders control a majority of the votes of the board of directors through direct representation thereon and there are no veto rights granted to the board of directors, the preferred shares are considered to be redeemable at the option of the holders thereof and their classification outside of permanent equity is required.
     Anti-Dilution / Conversion Terms
     As set forth in the Company’s Articles of Association, the conversion prices of the Series A, A-1, B, B-1 and C preferred shares are subject to weighted average anti-dilution adjustments in the event the Company issues or is deemed to issue additional shares at a price per share less than the applicable conversion price then in effect for each such series of preferred shares. The conversion terms of the Series A, A-1, B, B-1 and C preferred shares are described in Note 9 to the consolidated financial statements. Consistent with the guidance in EITF 98-5 and EITF 00-27, the Company also considered a potential existence of a beneficial conversion feature upon the issuance of the preferred shares. All series of preferred shares were issued with conversion prices which were significantly out of the money at time of issuance. Therefore, the Company does not believe a beneficial conversion feature existed when the preferred shares were issued. The Company will reassess a potential contingent beneficial conversion feature upon the occurrence of events triggering the anti-dilution protection based on the intrinsic spread between the new (i.e., adjusted) effective accounting conversion price and the original commitment date market price, multiplied by the new number of shares into which the security is legally convertible when the contingent event occurs.

United States Securities and Exchange Commission
November 13, 2006

     SFAS 150 Evaluation
     As described above, redemption of the Series A, A-1, B, B-1 and C preferred shares is only possible through a deemed liquidation event. However, it is uncertain if and when such a redemption event would occur. Because the Series A, A-1, B, B-1 and C preferred shares do not represent an unconditional obligation, the Company has concluded they are excluded from the scope of SFAS 150.
     SFAS 133 Evaluation
     The Series A, A-1, B, B-1 and C preferred shares are convertible into ordinary shares. The Company believes that the underlying ordinary shares are clearly and closely related to the preferred shares because both classes of shares represent equity interests in the Company, neither class of shares is convertible to cash and neither class of shares represents an unconditional obligation of the Company. Accordingly, the conversion option would not be bifurcated from the host contract under SFAS 133.
     The Company has also considered the registration provisions of the Amended and Restated Investor Rights Agreement and has determined that these provisions would not cause the conversion feature to be classified as a liability. The registration rights of the holders of the Series A, A-1, B, B-1 and C preferred shares are described on pages 87-88 of Amendment No. 1. Pursuant to the holders’ demand registration rights set forth in the Amended and Restated Investor Rights Agreement, the Company is required to use “commercially reasonable efforts” to register the underlying ordinary shares but only after the Company’s initial public offering. Moreover, pursuant to the holders’ S-3 registration rights set forth in the Amended and Restated Investor Rights Agreement, the Company is required to use its “best efforts” to register the underlying ordinary shares. Therefore, the settlement of the contract is within the

United States Securities and Exchange Commission
November 13, 2006

Company’s control. Further, the Amended and Restated Investor Rights Agreement does not provide for cash penalties or require the payment of liquidated damages in the event that the Company fails to comply with these registration rights. As indicated in EITF 00-19, paragraph 23, the Task Force concluded that use of a company’s best efforts to obtain sufficient authorized shares to settle a contract is within the company’s control. Accordingly, using the Company’s best efforts to effect a registration is also within the Company’s control. Further, because no penalties would be paid for the delivery of unregistered shares, settlement in unregistered shares does not result in an “uneconomic” alternative under paragraph 16.
     For these reasons, the Company has determined that the conversion option is clearly and closely related to the host contract and would not be bifurcated under SFAS 133.
     EITF 00-19 Evaluation
     Although not required because (i) the conversion option is clearly and closely related and (ii) the Company is privately held, and therefore the shares are not readily convertible to cash, the conversion option would meet the requirements of EITF 00-19. Therefore, the scope-out under SFAS 133 paragraph 11(a) would apply, and, even as a public company, the conversion option would not be bifurcated from the host contract.
Series D Preferred Shares
     Terms and Classification
     The Company’s Articles of Association provide that, at any time on or after September 30, 2007, upon the election of a majority of the then outstanding Series D preferred shares, the Company must redeem the Series D preferred shares in three annual installments for cash in an amount equal to the original purchase price plus any declared but unpaid dividends thereon. Accordingly, consistent with the guidance under ASR268 and EITF Topic D-98, the Company has classified its Series D preferred shares as mandatorily redeemable due to the embedded put feature. Consistent with the guidance in SEC Staff Accounting Bulletin, Topic 3-C, “Redeemable Preferred Stock,” which provides that the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date, the Company is accreting the difference between the carrying amount of the Series D preferred shares and the amount that is potentially redeemable in 2007.
     Anti-Dilution / Conversion Terms
     As set forth in the Company’s Articles of Association, in the event the Company issues or is deemed to issue additional shares at a price per share less than the conversion price then in effect for the Series D preferred shares, the conversion price of the Series D preferred shares will be adjusted on a full-ratchet basis. In addition, as described on pages 26 and F-22-23 of Amendment No. 1, the per share conversion rate of the Series D preferred shares will be determined by multiplying $6.612, as adjusted for stock splits, by 2.5, and dividing the product by the price per share paid in the Company’s initial public offering. Therefore, depending on the price of the shares sold in the initial public offering, the holders of the Series D preferred shares

United States Securities and Exchange Commission
November 13, 2006

may receive more than one ordinary share for each share of Series D preferred converted in connection with such offering. Consistent with the guidance in EITF 98-5 and EITF 00-27, the Company considered the potential existence of a beneficial conversion feature upon the issuance of the Series D preferred shares. The Series D preferred shares were issued with conversion prices which were significantly out of the money at the time of issuance. Therefore, the Company does not believe a beneficial conversion feature existed when the Series D preferred shares were originally issued. The Company will reassess a potential contingent beneficial conversion feature upon the occurrence of events triggering the anti-dilution protection based on the intrinsic spread between the new (i.e., adjusted) effective accounting conversion price and the original commitment date market price, multiplied by the new number of shares into which the security is legally convertible when the contingent event occurs.
     SFAS 150 Evaluation
     The redemption feature for the Company’s mandatorily redeemable preferred D shares is neither date-certain nor based upon an event certain to occur. Redemption is at the option of the holders rather than at a predetermined date. Because the Series D preferred shares do not represent unconditional obligations, the Company has concluded they are excluded from the scope of SFAS 150.
     SFAS 133 Evaluation
     The Series D preferred shares are convertible into ordinary shares. The Company believes that the underlying ordinary shares are clearly and closely related to the preferred shares because both classes of shares represent equity interests in the Company, neither class of shares is convertible to cash and neither class of shares represents an unconditional obligation of the Company. The Company has concluded that the Series D preferred shares are not more akin to a debt instrument, because, in the absence of the conversion feature, the shares would not represent an unconditional obligation to the Company, and, accordingly, the conversion option would not be bifurcated from the host contract under SFAS 133.

United States Securities and Exchange Commission
November 13, 2006

     The Company has also considered the registration provisions of the Amended and Restated Investor Rights Agreement and has determined that these provisions would not cause the conversion feature to be classified as a liability. The registration rights of the holders of the Series D preferred shares are described on pages 87-88 of Amendment No. 1. Pursuant to the holders’ demand registration rights set forth in the Amended and Restated Investor Rights Agreement, the Company is required to use “commercially reasonable efforts” to register the underlying ordinary shares but only after the Company’s initial public offering. Moreover, pursuant to the holders’ S-3 registration rights set forth in the Amended and Restated Investor Rights Agreement, the Company is required to use its “best efforts” to register the underlying ordinary shares. Therefore, the settlement of the contract is within the Company’s control. Further, the Amended and Restated Investor Rights Agreement does not provide for cash penalties or require the payment of liquidated damages in the event that the Company fails to comply with these registration rights. As indicated in EITF 00-19, paragraph 23, the Task Force concluded that use of a company’s best efforts to obtain sufficient authorized shares to settle a contract is within the company’s control. Accordingly, using the Company’s best efforts to affect a registration is also within the Company’s control. Further, because no penalties would be paid for the delivery of unregistered shares, settlement in unregistered shares does not result in an “uneconomic” alternative under paragraph 16.
     For these reasons, the Company has determined that the conversion option is clearly and closely related to the host contract and would not be bifurcated under SFAS 133.
     The Company has also considered the mandatory redemption feature of the Series D preferred shares under SFAS 133. As described above and on page F-23 of Amendment No. 1, at any time on or after September 30, 2007, upon the election of a majority of the then outstanding Series D preferred shares, the Company must redeem the Series D preferred shares in three annual installments for cash in an amount equal to the original purchase price plus any declared but unpaid dividends thereon. The individual holders of these shares do not have the right to require the Company to redeem the shares for cash whenever the holders require. Because the shares cannot be readily converted to cash, even upon mandatory redemption, the Company believes they do not fall within the definition of a derivative under SFAS 133.
     EITF 00-19 Evaluation
     Although not required because (i) the conversion option is clearly and closely related and (ii) the Company is privately held, and therefore the shares are not readily convertible to cash, the conversion option would meet the requirements of EITF 00-19. Therefore, the scope-out

United States Securities and Exchange Commission
November 13, 2006

under SFAS 133 paragraph 11(a) would apply, and, even as a public company, the conversion option would not be bifurcated from the host contract.
Warrants to Purchase Ordinary Shares
     Terms and Classification
     As described in Note 9 to the consolidated financial statements, warrants to purchase an aggregate of 1,270,074 ordinary shares at an exercise price of $6.61 per share were issued in conjunction with the issuance of the Company’s Series D preferred shares. Because the warrants were issued in conjunction with the Series D preferred shares, consistent with APB 14, an allocation based on the relative fair values of the warrants and Series D preferred shares was performed. The value assigned to the warrants of approximately $54,000 is recorded as a component of shareholders’ deficit following an analysis of EITF 00-19 and EITF 88-9 as described below (applicable to private entities).
     The Company has not issued any warrants exercisable for preferred shares.
     As of September 30, 2006, warrants to purchase an aggregate of 45,270 ordinary shares had been exercised. As of October 9, 2006, warrants to purchase an additional 127,208 ordinary shares had been exercised and warrants to purchase an aggregate of 1,003,650 ordinary shares expired. Warrants to purchase the remaining 93,946 ordinary shares will expire if not exercised by November 19, 2006.
     Anti-Dilution / Conversion Terms
     No anti-dilution adjustment (i.e., adjustments to protect against dilution) or conversion price adjustments apply to the warrants or the ordinary shares underlying the warrants.
     SFAS 150 Evaluation
     Subject to the expiration date, the exercise of the warrants is at the option of the holders rather than at a predetermined date. Because the warrants do not represent unconditional obligations, the Company has concluded they are excluded from the scope of SFAS 150. The Company also considered the provisions of FSP FAS 150-1 and FSP FAS 150-5 and noted that this guidance does not change the conclusion reached. Accordingly, the warrants are not impacted by SFAS 150 and continue to be subject to the provisions of EITF 00-19.
     SFAS 133 Evaluation
     The warrants are exercisable for shares of a private company. The Company has determined that the warrants fail the net settlement criteria under paragraph 6(c) of SFAS 133 because the underlying ordinary shares are not readily convertible to cash, nor do they possess a market mechanism to facilitate net cash settlement. As a result, the warrants are not a derivative under SFAS 133.

United States Securities and Exchange Commission
November 13, 2006

     EITF 00-19 Evaluation
     EITF 00-19 describes the conditions under which a contract will be considered as either a liability or equity. Under this model, classification is “...based on the concept that contracts that require or provide the counterparty with the choice of net cash settlement are assets or liabilities, and contracts that require or permit the company to settle in shares are equity instruments.”
     EITF 88-9, states that “...put warrants are instruments with characteristics of both warrants and put options. The holder of the instrument is entitled to exercise (1) the warrant feature to acquire common stock of the issuer at a specified price, (2) the put option feature to put the instrument back to the issuer for a cash payment, or (3) in some cases, both the warrant feature to acquire common stock and the put option feature to put that stock back to the issuer for a cash payment.”
     There are no provisions in the warrants and related agreements that would allow a warrant holder to require the Company to settle the warrants in cash. The registration rights of the holders of the warrants are described on pages 87-88 of Amendment No. 1. The Amended and Restated Investor Rights Agreement does not provide for cash penalties in the event that the Company fails to comply with these registration rights. Accordingly, the Amended and Restated Investor Rights Agreement does not contain any liquidated damage penalties as described in EITF 05-04.
     The Company also reviewed the requirements described in paragraphs 12-32 of EITF 00-19 to ensure proper classification of the warrants within equity. The Company specifically considered paragraph 19 to ensure that it has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period the derivative contract could remain outstanding. The warrants issued by the Company allow the holder to convert into a set number of ordinary shares. The formula for determining the number of shares issuable upon exercise of the warrants was based on 15% of the number of Series D preferred shares purchased by the holder. The Company has allocated 1,270,074 ordinary shares, as approved by the board of directors, to settle all warrants and has determined that it has sufficient authorized and unissued shares available to settle the warrant contracts. Therefore, after considering all other provisions under EITF 00-19, the Company believes that classification of the warrants within the equity section is appropriate.
Note 11 – Share Option Plans, page F-23
57.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred shares, warrants and stock options since October 2005 through the date of your response. Include the following information for each issuance or grant date:
•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

United States Securities and Exchange Commission
November 13, 2006

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
     In response to the Staff’s comment, Mellanox has supplementally provided a letter addressed to the Staff including the information requested.
Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1
58.	Please include as a separate item any premium paid on any policy obtained in connection with your offering which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering or sale of your securities. Refer to Instruction to Item 511 of Regulation S-K.
     Mellanox has revised the offering expenses table on page II-1 of Amendment No. 1 to include a line item for the director and officer insurance premium.
Item 17. Undertakings, page II-3
59.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.
     In response to the Staff’s comment, Mellanox has revised Item 17 of the Registration Statement to include the undertakings set forth in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

United States Securities and Exchange Commission
November 13, 2006

Exhibits
60.	We note that you have requested confidential treatment with regard to several of your exhibits. We will review and provide comments on your request separately. Please resolve all comments before requesting acceleration of the effectiveness of this registration statement.
     In response to the Staff’s comment, Mellanox supplementally advises the Staff that it intends to resolve any comments before requesting acceleration of the effectiveness of the Registration Statement.
* * * *
     Mellanox respectfully advises the Staff that Mellanox currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 2 to the Registration Statement, and plans to commence its road show as soon thereafter as practicable. In light of Mellanox’s desired schedule, Mellanox would very much appreciate the Staff’s prompt review of Amendment No. 1 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-2677 or Mark Roeder of this firm at (650) 463-3043.

Very truly yours,

/s/ Kathleen M. Wells
Kathleen M. Wells
of Latham & Watkins LLP
Enclosures

cc:	Eyal Waldman, Mellanox Technologies, Ltd.
Michael Gray, Mellanox Technologies, Ltd.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Mark V. Roeder, Esq., Latham & Watkins LLP
Barry P. Levenfeld, Adv., Yigal Arnon & Co.
Bruce A. Mann, Esq., Morrison & Foerster LLP
David S. Glatt, Adv., Meitar Liquornik Geva & Leshem Brandwein
Michael J. Rimon, Adv., Meitar Liquornik Geva & Leshem Brandwein